                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ----------------

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. __)*

                           CEA ACQUISITION CORPORATION
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                                (Name of Issuer)

                    Common Stock, par value $.0001 per share
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                         (Title of Class of Securities)

                                   12513Q 10 7
             -------------------------------------------------------
                                 (CUSIP Number)

                                 with a copy to:
                             David Alan Miller, Esq.
                                 Graubard Miller
                              The Chrysler Building
                              405 Lexington Avenue
                            New York, New York 10174
                                 (212) 818-8800
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 August 22, 2005
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of
1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).

         PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED
                 IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS
              THE FOR DISPLAYS A CURRENT VALID OMB CONTROL NUMBER.

                                  SCHEDULE 13D

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   CUSIP NO. 12513Q 10 7                                    PAGE 2 OF 8 PAGES
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1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

     CEA Group, LLC                         I.D. No.
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (A) [ ]
                                                                         (B) [ ]
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3    SEC USE ONLY
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4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

     N/A
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e) [ ]
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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
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                 7    SOLE VOTING POWER

                      437,500
  NUMBER OF     ----------------------------------------------------------------
   SHARES        8    SHARED VOTING POWER
BENEFICIALLY
  OWNED BY            -0-
    EACH        ----------------------------------------------------------------
  REPORTING      9    SOLE DISPOSITIVE POWER
   PERSON
    WITH              437,500
                ----------------------------------------------------------------
                 10   SHARED DISPOSITIVE POWER

                      -0-
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     437,500
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS) [ ]
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.9%
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14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     OO
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                                  SCHEDULE 13D

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   CUSIP NO. 12513Q 10 7                                    PAGE 3 OF 8 PAGES
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1    NAMES OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     J. Patrick Michaels, Jr.                   I.D. No.
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (A) [ ]
                                                                         (B) [ ]
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3    SEC USE ONLY
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4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

     N/A
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
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                 7     SOLE VOTING POWER

                       437,500
  NUMBER OF     ----------------------------------------------------------------
   SHARES        8     SHARED VOTING POWER
BENEFICIALLY
  OWNED BY             -0-
    EACH        ----------------------------------------------------------------
  REPORTING      9     SOLE DISPOSITIVE POWER
   PERSON
    WITH               437,500
                ----------------------------------------------------------------
                 10    SHARED DISPOSITIVE POWER

                       -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     437,500
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS) [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.9%
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14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     IN
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                                  SCHEDULE 13D

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   CUSIP NO. 12513Q 10 7                                    PAGE 4 OF 8 PAGES
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ITEM 1. SECURITY AND ISSUER

     The class of equity securities to which this Statement on Schedule 13D relates is the common stock, par value $0.0001 per share (the "Common Stock"), of CEA Acquisition Corporation, a Delaware corporation (the "Issuer"). The principal executive office of the Issuer is 101 East Kennedy Boulevard, Suite
3300, Tampa, Florida 33602.

ITEM 2. IDENTITY AND BACKGROUND.

     This Statement is being filed by CEA Group, LLC ("Group") and J. Patrick
Michaels, Jr. ("Michaels"). The business address of the Group and Michaels is
101 East Kennedy Boulevard, Suite 3300, Tampa, Florida 33602. The Group is a
limited liability company and Michaels is the Chairman of the Board and Chief
Executive Officer of the Group. Michaels has also been the Chairman of the Board and Chief Executive Officer of the Issuer since its inception.

     During the past five years, neither the Group nor Michaels has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     During the past five years, neither the Group nor Michaels has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     The Group is a Delaware limited liability company and Michaels is a citizen of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     This filing relates to transactions contemplated by that certain Agreement and Plan of Merger, dated August 22, 2005, by and among the Issuer, etrials
Acquisition, Inc., a wholly owned subsidiary of the Issuer ("Acquisition Sub"), etrials Worldwide, Inc. ("etrials") and certain stockholders of etrials (the
"Merger Agreement") discussed in further detail below in Item 4.

     In October 2003, in connection with the Issuer's formation, the Group purchased 375,000 shares of Common Stock at a purchase price of approximately
$0.033 per share. The Group used its working capital to purchase such shares at that time. In January 2004, the Issuer's board of directors authorized a
1.1666666-to-one forward stock split of the Common Stock, effectively lowering the purchase price to $0.029 per share (and increasing the number of shares held by the Group to 437,500 (hereinafter referred to as the "Shares)). No shares of the Issuer's Common Stock were purchased by Michaels. Subsequent to the Issuer's initial public offering, Michaels, directly and through a family limited partnership, purchased warrants to purchase an

                                  SCHEDULE 13D

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   CUSIP NO. 12513Q 10 7                                    PAGE 5 OF 8 PAGES
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aggregate of 357,907 shares of the Issuer's Common Stock discussed in further detail below in Item 4.

ITEM 4. PURPOSE OF TRANSACTION

     The Group acquired the Shares for investment purposes.

     (a) The Group and Michaels may acquire additional securities from time to time in the open market or in private transactions. Michaels, directly and indirectly (through a family limited partnership), holds warrants to purchase an aggregate of 357,907 shares of the Issuer's Common Stock. The warrants have an exercise price of $5.00 per share and will become exercisable upon completion by the Issuer of a business combination with a target business.

     (b) On August 22, 2005, the Issuer signed the Merger Agreement. Pursuant to the Merger Agreement, Acquisition Sub will merge (the "Merger") with and into etrials, with etrials surviving the merger. etrials will thereafter continue as a wholly owned subsidiary of the Issuer. Under the terms of the Merger
Agreement, the holders of outstanding etrials securities will receive, in exchange for such securities, an aggregate of approximately 7,400,000 shares of the Issuer's Common Stock and warrants to purchase an aggregate of 4,250,000 shares of the Issuer's Common Stock, subject to adjustment in certain situations. Ten percent of the Issuer's Common Stock to be issued to etrials stockholders will be placed in escrow to secure the Issuer's indemnity rights under the Merger Agreement.

     Pursuant to Letter Agreements, dated November 4, 2003, between the Issuer,
EarlyBirdCapital, Inc. and each of the Group and Michaels, respectively, when the Issuer seeks stockholder approval of the transactions contemplated by the
Merger Agreement, the Group and Michaels have agreed to vote the Shares on such proposal in accordance with the majority of the votes cast by the holders of the shares of Common Stock issued in the Issuer's initial public offering.
Additionally, in connection with the Merger Agreement, certain stockholders, officers and directors of etrials and the Issuer, including the Group, have entered into a voting agreement ("Voting Agreement"). Pursuant to the Voting
Agreement, the Issuer's Board of Directors will be increased to seven members, of whom four will be designees of etrials and three will be designees of certain of the Issuer's existing stockholders. Additionally, these stockholders, including the Group, have agreed to vote in favor of the election or re-election of the designees of etrials following the Merger through the election of directors to be held at the Issuer's annual meeting in 2007.

     The Merger is expected to be consummated toward the end of the fourth quarter of 2005, after the required approval by the Issuer's stockholders and the fulfillment of certain other closing conditions.

     At the date of this Statement, neither the Group nor Michaels, except as set forth in this Statement, the Merger Agreement and Voting Agreement discussed in this Item 4, and

                                  SCHEDULE 13D

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   CUSIP NO. 12513Q 10 7                                    PAGE 6 OF 8 PAGES
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consistent with Michael's position as Chairman of the Board and Chief Executive
Officer of the Issuer, has any plans or proposals which would result in:

     (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     (d) Any change in the present board of directors or management of the
Issuer, including any plans or proposals to change the number or term of the board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors;

     (e) Any material change in the present capitalization or dividend policy of the Issuer;

     (f) Any other material change in the Issuer's business or corporate structure;

     (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which ay impede the acquisition of control of the
Issuer by any person;

     (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     (j) Any action similar to any of those actions enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     The Group and Michaels beneficially own 437,500 Shares of the Issuer's
Common Stock. This does not include 357,907 shares of the Issuer's Common Stock which may be purchased pursuant to warrants held by Michaels, directly and indirectly through a family limited partnership, which such warrants are not exercisable and may not become exercisable within the next 60 days. The Group and Michaels have sole dispositive power over the Shares. The Group and Michaels beneficially own 8.9% of the Issuer's outstanding shares of Common Stock (based upon 4,900,000 shares of Common Stock outstanding as of August 10, 2005 as set forth in the Issuer's Quarterly Report on Form 10-QSB for the quarter ended June
30, 2005).

                                  SCHEDULE 13D

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   CUSIP NO. 12513Q 10 7                                    PAGE 7 OF 8 PAGES
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     No transactions in the Issuer's securities by the Group or Michaels have been effected in the past 60 days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO
        SECURITIES OF THE ISSUER.

     Reference is made to the disclosure set forth in Items 3, 4 and 5 of this
Statement, which disclosure is incorporated herein by reference.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

     1.   Joint Filing Agreement.

     2.   Merger Agreement, dated as of August 22, 2005, by and among the
          Issuer, etrials Acquisition, Inc., etrials Worldwide, Inc. and certain stockholders of etrials Worldwide, Inc. (incorporated by reference from Exhibit 10.1 of the Issuer's Current Report on Form 8-K dated
          August 22, 2005 and filed with the SEC on August 25, 2005).

     3.   Voting Agreement, dated as of August 22, 2005, among the Issuer, certain stockholders of etrials Worldwide, Inc. and certain stockholders of the Issuer (incorporated by reference from Exhibit
          10.2 of the Issuer's Current Report on Form 8-K dated August 22, 2005 and filed with the SEC on August 25, 2005).

                                  SCHEDULE 13D

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   CUSIP NO. 12513Q 10 7                                    PAGE 8 OF 8 PAGES
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                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: August 26, 2005

                                                 CEA GROUP, LLC

                                             By: /s/ J. Patrick Michaels, Jr.
                                                 ----------------------------
                                                 Name: J. Patrick Michaels, Jr.
                                                 Title: Chief Executive Officer

                                                 /s/ J. Patrick Michaels, Jr.
                                                 ----------------------------
                                                 J. Patrick Michaels, Jr.

                                                                       EXHIBIT 1

                             JOINT FILING AGREEMENT

     Agreement dated as of August 26, 2005, between CEA Group, LLC and J.
Patrick Michaels, Jr. (collectively the "Parties").

     Each of the Parties hereto represents to the other Parties that it is eligible to use Schedule 13D to report its beneficial interest in shares of the
Common Stock, par value $.0001 per share, of CEA Acquisition Corporation beneficially owned and reported upon in the Schedule 13D of which this agreement is an exhibit ("Schedule 13D") by each of the above named Parties, and each of the above Parties will file the Schedule 13D on behalf of itself.

     Each of the Parties agrees to be responsible for the timely filing of the
Schedule 13D and any and all amendments thereto and for the completeness and accuracy of the information concerning itself contained in the Schedule 13D, and the other Parties to the extent it knows or has reason to believe that any information about the other Parties is inaccurate.

                                                 CEA GROUP, LLC

                                             By: /s/ J. Patrick Michaels, Jr.
                                                 ----------------------------
                                                 Name: J. Patrick Michaels, Jr.
                                                 Title: Chief Executive Officer

                                                 /s/ J. Patrick Michaels, Jr.
                                                 ----------------------------
                                                 J. Patrick Michaels, Jr.